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                                  FORM N-8A

                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                          NOTIFICATION OF REGISTRATION

                     FILED PURSUANT TO SECTION 8(A) OF THE

                        INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

    Name:   NUVEEN UNIT TRUSTS

    Address of Principal Business Office (No. & Street, City, State, Zip Code):

               333 West Wacker Drive
               Chicago, Illinois  60606-1286

    Telephone Number (including area code):  (312)  - 917-7700

    Name and address of agent for service of process:

               Attn:  Gifford R. Zimmerman
               John Nuveen & Co. Incorporated
               333 West Wacker Drive
               Chicago, Illinois  60606-1286

    Check appropriate box:

              Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

                 Yes  (X)        No  (  )

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Chicago, State of Illinois on the 20th day of March, 1997.

                       NUVEEN UNIT TRUSTS

                       By:  JOHN NUVEEN & CO., INCORPORATED,
                             Depositor

                       By:     Gifford R. Zimmerman
                          --------------------------
                       Title:  Vice President

Attest: Morrison C. Warren
---------------------------
Title:  Assistant Secretary